Exhibit 99.1

MEDIROM Healthcare Technologies Inc., Announces the Timing of its Release of 2021 Interim Earnings

New York/August 19, 2021 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a Japanese based holistic healthcare Company (the “Company”), today announced its intention to release interim financial results for the six months ended June 30, 2021 (the “2021 Interim Results”) at or around the end of October 2021.

As a foreign private issuer, the Company is not required under U.S. federal securities laws to file quarterly reports (including quarterly financial information) on Form 10-Q and has no similar obligation under applicable Japanese law. Accordingly, in order to provide insight into the business fundamentals and progress of the Company, the Company has been disclosing monthly Key Performance Indicators, or KPIs, since March 2021 on the investor relations page of its website at https://medirom.co.jp/en/ir, copies of which have been filed with the SEC on Form 6-K.

The Company is planning to release the 2021 Interim Results at the end of October 2021, and intends to continue to disclose monthly KPIs to show its business progress.

<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 314 (as of July 31, 2021) relaxation salons across Japan, Re.Ra.Ku™, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called "Lav™", which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER Tracker™". MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL ： https://medirom.co.jp/en

■Contacts

Investor Relations Team

ir@medirom.co.jp